FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___  No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

            Attached hereto as Exhibit 1 is a press releases dated February 23, 2005 announcing the purchase of a vessel by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

            None.

Exhibit 1
---------

[Excel Logo]

NEWS RELEASE for February 23, 2005, at 7:35 AM EST
--------------------------------------------------
Contact:    Allen & Caron Inc             Christopher Georgakis, CEO
            Joe Allen (investors)               Excel Maritime Carriers Ltd
            joe@allencaron.com                  +30 210 45 98 692
            Brian Kennedy (media)         excel@otenet.gr
            brian@allencaron.com
            212 691 8087

                       EXCEL MARITIME TAKES DELIVERY OF MV ISMINAKI; TWO-YEAR TIME CHARTER TO COMMENCE IMMEDIATELY

PIRAEUS, GREECE (February 23, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has taken delivery of a Panamax bulk vessel, MV Isminaki. The Company also announced the simultaneous commencement of a two-year charter of the vessel to European Charterers at US $31,250.00 per day.

     The vessel is a Panamax bulk carrier of approximately 74,577 dwt, built in 1998 by Sasebo Heavy Industries Co. Ltd in Japan, and was purchased on December 1, 2004 for US $39.75 million. MV Isminaki is the third vessel that the Company has taken delivery of since Christopher Georgakis joined Excel Maritime as CEO in late October 2004, and the fourth to be deployed in the period charter markets.

CEO Christopher Georgakis commented, "In accordance with our fleet deployment strategy, the acquisition of MV Ismanaki reduces the average age of our fleet as we continue to purchase younger tonnage. We are committed to increasing visibility of earnings for our shareholders and in accordance with our fleet deployment strategy for new acquisitions we have secured a two year charter for MV Isminaki."

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company currently owns and operates a fleet of two Capesize bulk carriers, four Handymax bulk carriers, one Handysize bulk carrier and one Panamax bulk carrier. An additional two Handymax bulk carriers and two Panamax bulk carriers are expected to be delivered within the next two months. After these deliveries (and the delivery of MV Petalis to its buyer) the Company's fleet size will increase to eleven ships representing a total carrying capacity of 702,665 dwt. The Company was incorporated in 1988 under the laws of Liberia.

The following table represents the existing fleet together with the new acquisitions:


Existing Fleet
--------------
                                   Year
Name                       dwt     Built     Type

Fighting Lady              146,313 1983      Capesize
Almar I                    107,140 1979      Capesize
Lady                        41,090 1985      Handymax
Lucky Lady                  27,422 1975      Handysize
Petalis                     35,982 1975      Handymax   Agreed to sell
Swift                       37,687 1984      Handymax
Goldmar                     39,697 1984      Handymax
Isminaki                    74,577 1998      Panamax
-----------------------------------
Total                      509,908
===================================
===================================

New Acquisitions
----------------
                                    Year
Name                       dwt      Built    Type       Expected
                                                        Delivery

Marybelle                   42,552  1987    Handymax   03.15.2005
First Endeavor              69,111  1994    Panamax    04.15.2005
Galateia (TBR "Birthday")   71,504  1993    Panamax    04.20.2005
Seaboni (TBR "Emerald")     45,572  1998    Handymax  (late 04/05)
-----------------------------------
-----------------------------------
Total                      228,739
===================================
===================================

Grand Total (including
Petalis)                   738,647

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  March 2, 2005                    By: /s/ Christopher J. Georgakis
                                            ----------------------------
                                                Christopher J. Georgakis
                                                President and
                                                Chief Executive Officer





02545.0001 #552647